UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Beam Global

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

07373B109

(CUSIP Number)

David B. Townsend

Townsend AC, LLC

c/o Townsend Capital

230 Schilling Circle, Suite 120

Hunt Valley, MD 21031

with a copy to:

Stephen Sharkey, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, MD 21209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend AC, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,055,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,055,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%[1]
14	Type of Reporting Person OO

[1]

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons TBP Investments, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Energy Solutions, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons TES Co-Investor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons EPS Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%(1)
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Ventures, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,055,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,055,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Battery Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons TES Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons 2013 Dennis Townsend Enterprises Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons 2013 David Townsend Enterprises Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons Trust f/b/o David B. Townsend U/A dated December 19, 1996
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person OO

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons Dennis W. Townsend
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person IN

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 07373B109

1	Names of Reporting Persons David B. Townsend
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,055,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,055,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,055,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person IN

(1)

Based on the 10,075,569 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of May 16, 2022 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 25, 2022. As of March 4, 2022, the Reporting Person held 10.5% of the Issuer’s outstanding Common Stock based 10,004,339 shares of Common Stock outstanding, consisting of the 1,055,000 shares of Common Stock issued to the Reporting Persons and the 8,949,339 shares of Common Stock outstanding as of November 4, 2021 reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Beam Global, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5660 Eastgate Drive, San Diego, California 92121.

Item 2. Identity and Background.

(a) This Statement is filed on behalf of (i) Townsend AC, LLC (“Townsend AC”), an Illinois limited liability company (ii) TBP Investments, LLC, a Delaware limited liability company (“TBP Investments”), (iii) Townsend Energy Solutions, LLC, a Delaware limited liability company (“Energy Solutions”), (iv) TES Co-Investor, LLC, a Delaware limited liability company (“Co-Investor”), (v) EPS Holding, LLC, a Delaware limited liability company (“EPS”), (vi) Townsend Ventures, LLC, a Delaware limited liability company (“Ventures”) (vii) Townsend Battery Partners, LLC, a Delaware limited liability company (“Battery Partners”), (viii) TES Holding, LLC, a Delaware limited liability company (“Holding”) (ix) 2013 Dennis Townsend Enterprises Trust (the “2013 Dennis Townsend Trust”), (x) 2013 David Townsend Enterprises Trust (the “2013 David Townsend Trust”), (xi) Trust f/b/o David B. Townsend U/A dated December 19, 1996 (the “David Townsend Trust” and together with the 2013 Dennis Townsend Trust and the 2013 David Townsend Trust, the “Trusts”), (xii) Dennis W. Townsend and (xiii) David B. Townsend (together, the “Reporting Persons”).

Dennis Townsend, TBP Investments and Ventures are Members of Townsend AC. Energy Solutions is the Sole Member of TBP Investments. Co-Investor and EPS are the Members and EPS is the Manager of Energy Solutions. EPS is the Sole Member of Co-Investor. Ventures, Holding and Battery Partners are Members of EPS. Dennis W. Townsend, David B. Townsend and the David Townsend Trust are Members of Ventures. Holding and Ventures are members and Ventures is the Manager of Battery Partners. The 2013 Dennis Townsend Trust, the 2013 David Townsend Trust, Dennis Townsend and David Townsend are Members of Holding. Dennis Townsend is a Manager of Townsend AC, a Director and Vice President of EPS, a Manager of Ventures, a Manager of Holding and the Trustee and beneficiary of the 2013 Dennis Townsend Trust. David Townsend is a Manager of Townsend AC, President of Energy Solutions, a Director and Vice President of EPS a Manager of Ventures, a Manager of Holding and a Trustee and beneficiary of the 2013 David Townsend Trust and the David Townsend Trust.

(b) The business address of the Reporting Persons is 230 Schilling Circle, Suite 120, Hunt Valley, Maryland 21031.

(c) The principal business of each Reporting Person is as follows:

Townsend AC – holds shares of the Issuer’s Common Stock and certain assets and liabilities that were not included in the sale of the assets of All Cell Technologies to the Issuer.

TBP Investments – holds a 27.66% of the member interest in Townsend AC and a 55.88% ownership interest in Elegus EPS, a startup battery separator company.

Energy Solutions – holds 100% of the member interest in TBP Investments.

Co-Investor – holds a 0.01% member interest in Energy Solutions.

EPS – holds a 99.9% member interest in Energy Solutions.

Ventures – Investment company owned by Dennis Townsend and David Townsend Trust.

Battery Partners – Investment company that holds an 11.35% member interest in EPS along with a 94.34% membership interest in MBP Investors, LLC, which holds an interest in a lithium ion battery manufacturing company.

Holding – holds a 63.83% member interests in EPS and an interest in Battery Partners.

2013 Dennis Townsend Trust – a trust established for the benefit of Dennis Townsend that holds an interest in Holding.

2013 David Townsend Trust – a trust established for the benefit of David Townsend that holds an interest in Holding.

David Townsend Trust – a trust established for the benefit of David Townsend that holds investment in various companies and real estate holdings.

The present principal occupation or employment of each of Messrs. David Townsend and Dennis Townsend is as an executive of one or more of the Reporting Persons. The address of each Reporting Person is set forth in (b).

(d)–(e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) David Townsend and Dennis Townsend are each a citizen of the United States. Townsend AC is an Illinois limited liability company. Each of TBP Investments, Energy Solutions, Co-Investor, EPS, Ventures, Battery Partners and Holding is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On March 4, 2021 (the “Closing Date”), the Issuer, completed the transactions contemplated by the Asset Purchase Agreement, dated as of February 16, 2022 (the “Purchase Agreement”), by and between the Issuer and All Cell Technologies LLC, an Illinois limited liability company (“All Cell”). At the Closing, (i) All Cell transferred to the Issuer all right, title and interest in, to and under the Purchased Assets (as defined in the Purchase Agreement) and (ii) the Issuer issued to All Cell 1,055,000 shares of Common Stock (the “Shares”).

Additionally, in accordance with the terms of the Purchase Agreement, the Issuer shall issue a certain number of additional shares of Common Stock to Townsend AC up to a maximum number of shares of Common Stock representing 19.99% of the issued and outstanding number of shares of Common Stock as of February 16, 2022 based on the amount that Cumulative Revenue (as defined in the Purchase Agreement) exceeds $7,500,000 in fiscal year 2022 and 13,500,000 and 135% of the Cumulative Revenue for fiscal year 2022 in fiscal year 2023. The transactions contemplated by the Purchase Agreement are referred to herein as the “Transaction.” Following the Closing Date, All Cell changed its name to “Townsend AC, LLC.”

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 4. Purpose of Transaction.

The information regarding the Transaction set forth in Item 3 above is incorporated into this Item 4 by reference.

The Reporting Persons acquired the securities reported herein in connection with the Transaction. The Reporting Persons hold such securities for investment purposes and intend to review their investments in the Issuer on a continuing basis. Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons, at any time, and from time to time, may in the future take actions with respect to their position in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities in the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a)—(b)

As a result of certain matters described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own all of the Common Stock beneficially owned by the members of the group as a whole. The Reporting Persons may be deemed to beneficially own an aggregate of 1,055,000 shares of Common Stock, which represents, in the aggregate, approximately 10.5% of the outstanding shares of the Issuer’s Common Stock (based on 10,075,569 outstanding shares of Common Stock as of May 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Period ended March 31, 2022).

(c) Except as set forth in this Statement, no Reporting Person, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) Except as set forth in this Statement, no Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Pursuant to the Purchase Agreement, all securities reported herein acquired by the Reporting Persons are subject to transfer restrictions under the Securities Act of 1933, as amended. Additionally, under the terms of the Purchase Agreement, the Issuer agreed to file a resale registration statement on Form S-3 (if eligible to use such Form) with the U. S. Securities and Exchange Commission to register the resale of $10,000,000 of the securities reported herein acquired by the Reporting Persons. The resale of securities reported herein acquired by the Reporting Persons are subject under the Purchase Agreement to volume-based trading restrictions calculated on a daily and weekly basis as follows: (i) sales shall be on no more than three (3) days per calendar week, and (ii) sales shall be for a number of shares of Common Stock that is less than ten percent (10%) of the average daily trading volume on such trading day, and four percent (4%) of the average weekly volume (calculated by five (5) times average daily volume in any business week or five consecutive trading days).

Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated July 8, 2022.

Exhibit 2	Asset Purchase Agreement, dated as of February 16, 2022, by and between the Issuer and All Cell Technologies, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the U. S. Securities and Exchange Commission on February 23, 2022).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2022

Townsend AC, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

TBP Investments, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Energy Solutions, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

TES Co-Investor, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

EPS Holding, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Ventures, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Battery Partners, LLC

/s/ David Townsend
Name: David Townsend
Title: President

/s/ David Townsend
Name: David Townsend
Title: President

/s/ Dennis W. Townsend
DENNIS W. TOWNSEND, not individually but solely in his capacity as Trustee of the 2013 Dennis Townsend Enterprises Trust

/s/ Stephen M. Sharkey
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee of the 2013 Dennis Townsend Enterprises Trust

/s/ David B. Townsend
DAVID B. TOWNSEND, not individually but solely in his capacity as Trustee of the 2013 David Townsend Enterprises Trust

/s/ Stephen M. Sharkey
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee of the 2013 David Townsend Enterprises Trust

/s/ David B. Townsend
DAVID B. TOWNSEND, not individually but solely in his capacity as Trustee Trust f/b/o David B. Townsend U/A dated December 19, 1996

/s/ Stephen M. Sharkey
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee Trust f/b/o David B. Townsend U/A dated December 19, 1996

/s/ David Townsend
Name: David Townsend

/s/ Dennis Townsend
Name: Dennis Townsend